Exhibit 7

LIMITED PARTNERSHIP AGREEMENT

OF

THE RAVIV FAMILY LIMITED PARTNERSHIP

THIS LIMITED PARTNERSHIP AGREEMENT (this “Agreement”) is made and entered into effective for all purposes and in all respects as of the 1st day of December, 2001, by and among GABRIEL RAVIV and DORIT RAVIV (the “General Partners”) and GABRIEL RAVIV, DORIT RAVIV, RONNIE RAVIV, TAL RAVIV and JONATHAN RAVIV (collectively, the “Limited Partners”); together with the General Partners, (collectively the “Partners”).

1. Formation and Name of the Partnership. The Partners hereby form a limited partnership (hereinafter referred to as the “Partnership”) pursuant to the provisions of the Partnership Law of the State of Illinois, upon the terms, covenants and conditions hereinafter set forth. The name of the Partnership shall be THE RAVIV FAMILY LIMITED PARTNERSHIP.

2. Principal Office. The principal place of business of the Partnership shall be 1048 Woodlawn Rd., Glenview, IL 60025, or at such other place as may from time to time be approved by the General Partners.

3. Name and Address of the Partners. The name, address and percentage of interest in the Partnership (“Interest”) of each Partner is set forth in Exhibit A attached hereto and made a part hereof.

4. Term of the Partnership. The Partnership shall terminate as provided in this Agreement.

5. Purposes and Powers of the Partnership.

A. The object and purpose of the Partnership shall be to acquire, own, manage and dispose of investment assets.

B. The Partnership may execute, deliver and perform all contracts and undertakings and engage in any and all activities and transactions as may in the determination of the General Partners be necessary or advisable to carry out the foregoing objects and purposes.

6. Capital Contributions. Each Partner shall contribute to the capital of the Partnership the amount set forth after such Partner’s name on Exhibit A.

A. Prior to the dissolution and liquidation of the Partnership, no Partner shall be entitled to withdraw any part of such Partner’s capital contribution, except as provided in Paragraph C of this Article, and except that distributions made in accordance with the Distributions Article of this instrument may represent in whole or in part a return of capital.

B. No Partner shall have the right to demand the return of such Partner’s capital contribution at any time except as provided below in Paragraph C of this Article, and except that distribution made in accordance with the Article entitled Distributions may represent in whole or in part a return of capital.

C. Immediately following each capital gift (as defined below), the Partner whose capital account is gratuitously increased by this capital gift (hereinafter referred to as a Donee Partner) may withdraw the increase in his or her capital account occasioned by this capital gift, subject to the limitations, rules and procedures set forth below.

(1) The maximum amount that a Donee Partner may withdraw with respect to all capital gifts made by the same donor in any calendar year shall not, in any event, exceed the gift tax annual exclusion in effect at the time of each capital gift, less the amount of prior gifts to the same Donee Partner either outright or in trust, by the same donor during the same calendar year, which gifts were eligible for the federal gift tax annual exclusion but not eligible for the federal gift tax marital or charitable deductions.

(2) All gifts to a Donee Partner that enter into the computation under this Section shall, absent an express direction to the contrary by a donor at or before the time of a capital gift, be treated as having been made equally by the donor and the donor’s spouse, if the donor was married when the gift was made, and the gift was eligible for gift-splitting under Code Sec. 2513(a). The limitation under Subparagraph 1 of this Paragraph C with respect to capital gifts made by a donor who was married when the capital gift was made and which gift was eligible for gift-splitting under Code Sec. 2513, shall be separately calculated and applied as to each spouse’s deemed half of the gift.

(3) The withdrawal right of a Donee Partner shall lapse on the date sixty (60) days after the date of the capital gift to which it relates, regardless of whether that date falls within the same calendar year as that in which the capital gift was made.

(4) The General Partners shall promptly notify each competent adult Donee Partner of all capital gifts to which that Donee Partner’s withdrawal right relates. The General Partners shall notify a Partner who is under a legal disability (including minority) (hereafter sometimes referred to as a “disabled Donee Partner”), by notifying:

(i) the legal guardian of the individual’s property, who is hereby authorized to exercise the withdrawal rights;

(ii) any living parent of the individual;

(iii) any other person taking care of the individual or with whom the individual resides; or

(iv) any other adult individual whom the General Partners shall deem appropriate.

(5) Withdrawal rights under this Section shall be exercisable by a writing delivered to the General Partners. The person to whom notice is properly given for a disabled Donee Partner may decide whether to exercise that disabled Donee Partner’s withdrawal right, unless that person receiving notice is the donor of the contribution to which the withdrawal right relates, in which case the General Partners shall designate another appropriate adult individual to make such decision.

(6) The General Partners may, by an instrument in writing executed at or before a capital gift, exclude one or more Donee Partners from having withdrawal rights over that capital gift or any future capital gift or both. The General Partners may not, however, limit or alter any rights resulting from prior capital gifts.

(7) Notwithstanding any other provision of this Agreement, the General Partners may make no distributions of capital or income of the Partnership that would reduce the available Partnership capital below the total amount of the then-existing withdrawal rights without advance notice to each Partner who is entitled to make a withdrawal or who is, under this Article, entitled to act for a disabled Donee Partner.

(8) “Capital gift” means any transfer, to the extent, if any, that it constitutes a gift for Federal gift tax purposes, of a Partnership Interest to a donee who is or thereafter becomes a Partner with respect to that transferred interest, and any contribution to the capital of the Partnership if that contribution gratuitously increases the capital account of another Partner (the Donee Partner with respect to such capital gift).

(9) If the General Partners shall incorrectly determine the amount that should be distributed to a Donee Partner under this Section, then within a reasonable period after the correct amount is finally determined, the General Partners shall receive from the Donee Partner or shall pay to the Donee Partner, as the case may be, an amount equal to the difference between the amount that could properly have been withdrawn and the amount actually withdrawn.

(10) All withdrawal rights to which this Section apply shall arise immediately upon each capital gift.

(11) The General Partners may without liability assume that no prior gifts to any holder of a withdrawal right under this Section were made by a donor or a donor’s spouse other than capital gifts, unless the General Partners shall have actual notice to the contrary.

7. Accounting Matters and Financial Reports. The Partnership shall keep or cause to be kept full and faithful books of account reflecting all of the Partnership’s activities and transactions. The books of account shall be maintained at the principal place of business of the Partnership. The Partnership shall use the calendar year as its fiscal year, unless otherwise determined by the General Partners. The Partnership’s books and records shall be kept in accordance with the accrual method of accounting for income tax and other reporting purposes, unless otherwise determined by the General Partners. Annual statements, including a statement of the Partnership’s profits and losses for the fiscal year, shall be prepared by the General Partners and distributed to each Partner within a reasonable time after the close of each fiscal year.

8. Management.

A. Except as otherwise provided herein, all decisions regarding the management and operations of the business and property of the Partnership shall be made by Gabriel Raviv as Managing General Partner.

B. GABRIEL RAVIV shall be the Tax Matters Partner of the Partnership as provided in Section 6231 of the Internal Revenue Code of 1986, as amended.

C. The Partnership shall indemnify each General Partner and each withdrawn General Partner against any cost, expense (including legal or other expenses reasonably incurred in investigation or defense), judgment or liability, joint or several, incurred without gross negligence or bad faith on the part of such General Partner or withdrawn General Partner in connection with any claim, action, suit or proceeding to which such General Partner or withdrawn General Partner may be made a party or otherwise involved or with which such General Partner or withdrawn General Partner shall be threatened, arising out of or in connection with such General Partner or withdrawn General Partner’s activities or involvement with the Partnership.

9. Assignment of a Partner’s Interest. A Partner may sell, assign, transfer, encumber, hypothecate or otherwise dispose of all or any part of such Partner’s Partnership Interest, or such Partner’s equitable right to the profits or capital of the Partnership, either with the prior written consent of the General Partners, which consent may be withheld in the General Partners’ sole and absolute discretion, or pursuant to a bona fide offer (as defined below), as to which no such consent shall be required (but which shall be subject to the right of first refusal set forth in the succeeding paragraph). A person who acquires a Partner’s interest in a transfer that does not comply with this Section shall be an assignee and shall neither become a Partner nor vote or participate in any decision of the Partners.

A. A Partner may sell, assign, or otherwise transfer any of his or her Partnership Interest in exchange for valuable consideration (in whole or in part), only pursuant to a bona fide offer (as defined below), and a Partner who receives and wishes to accept a bona fide offer to buy any or all of his or her Partnership Interest shall promptly send a notice to each other

Partner and be deemed to have offered to sell that portion of his or her Partnership Interests to which the bona fide offer relates, to the other Partners at the same price and on the same terms as those in the bona fide offer. This notice shall include a statement of the name, address (both home and office), and business or occupation of the person to whom such Partnership Interest would be sold, the price at which and the terms on which the Partner proposes to sell his or her Partnership Interest pursuant to the bona fide offer, and any other facts that would reasonably be deemed material.

B. Each other Partner shall have sixty (60) days from the date on which the notice referred to in this Article is mailed by U.S. mail, or if earlier, the date on which it is personally delivered to each other Partner, in which to elect to buy all or any of the offered interests (as defined below). Each other Partner may accept this offer and elect to buy the offered interests in proportion to their respective percentages of the total Partnership Interests (excluding the offered interests), or in such other proportion as they shall agree upon.

C. If the other Partners do not agree to buy in the aggregate all of the offered interests within this option period, the offered interests may be sold pursuant to the bona fide offer. If the offered interests are not sold pursuant to the bona fide offer within thirty (30) days after the expiration of the option period, the restrictions on transfer under this Agreement shall again apply as if no bona fide offer had been received and no notice had been given. A sale of the offered interest is consummated when notice is received by the General Partners that ownership of the offered interests has been transferred.

D. For purposes of this Article, a bona fide offer shall mean a written offer received from a prospective buyer who reasonably appears to be financially able to complete the purchase, setting forth in detail the purchase price and terms under which the offered interests will be bought, together with a good check equal to at least Ten Percent (10%) of the proposed purchase price. For purposes of this Article, the “offered interests” shall mean all of the Partnership Interests to which a bona fide offer refers.

10. Death, Legal Incapacity or Bankruptcy of a General Partner.

A. Upon the death or legal incapacity of a General Partner, or in the event that a General Partner shall make a general assignment for the benefit of creditors, be adjudicated a bankrupt or insolvent or file a voluntary petition in bankruptcy, or in the event there is an order for relief entered against a General Partner under the Federal Bankruptcy Code of 1978, as amended (or a similar order under a successor statute), if (i) the remaining General Partner or General Partners, if any, elect to continue the Partnership business, or (ii) all of the Limited Partners agree, within ninety (90) days after the happening of such event, to continue the Partnership, and if there is no other General Partner, elect one (1) or more persons to be a General Partner or General Partners of the Partnership, then the Partnership shall not dissolve.

B. Upon the occurrence of any of the events set forth in the previous paragraph, the General Partner with respect to whom such event occurred shall forthwith cease to have any rights or powers to participate in the management and operation of the Partnership business and such General Partner’s vote shall not be counted in connection with any decision made by the General Partners hereunder or in determining whether the unanimous vote of the General Partners has been obtained. If any such event shall occur with respect to a General Partner, the executor, trustee, personal representative, successors, heirs or beneficiaries of such General Partner shall be bound by all obligations of such General Partner under this Agreement and, except as provided in the preceding sentence, shall succeed to all rights of such General Partner.

11. Profits and Losses. Except to the extent required by the Regulations issued under Code Sec. 704(b) with respect to deductions attributable to debt as to which a Partner has the risk of loss (and offsetting income), all items of income, gain, loss, deduction and credit of the Partnership for each fiscal year of the Partnership shall be allocated among the Partners in the same proportion as their respective Partnership Interests.

12. Distributions. Distributions shall be made from cash (or non-cash assets determined by the General Partners) available to the Partnership as determined by the General Partners. Distributions shall be made to the Partners in accordance with their respective Partnership Interests.

13. Dissolution and Winding Up of the Partnership.

A. The Partnership shall dissolve and be wound up upon the occurrence of any of the following events:

(1) The occurrence of any event set forth in the first paragraph of the Section entitled “Death, Legal Incapacity or Bankruptcy of a General Partner” above, unless the Partnership is continued as provided in that paragraph.

(2) The Partners, by unanimous agreement, shall elect, in writing, to dissolve the Partnership.

B. Upon the occurrence of any of the events described in the Article entitled “Dissolution and Winding Up of Partnership” above, the General Partners, or such other person as may be authorized by law, shall, as soon as practicable, wind up the affairs of the Partnership and distribute the assets of the Partnership. The assets of the Partnership shall be used and/or distributed in the following order and priority:

(1) First, to pay liabilities to creditors of the Partnership, in the order of priority, as provided by law, except liabilities to Partners on account of their capital contributions and any loans made by partners to the Partnership;

(2) Second, to pay the debts and liabilities of the Partnership to any Partner as the result of any loan by such Partner to the Partnership;

(3) Thereafter, to pay any balance remaining to the Partners in proportion to their respective Partnership Interests.

C. The Partnership shall terminate when all assets of the Partnership have been sold and/or distributed and all affairs of the Partnership have been wound up.

14. Notices. All notices to be given hereunder to any Partner shall be in writing and shall be sent to the address of such Partner as set forth in Exhibit A attached hereto. Each Partner may change the address to which notices to such Partner shall be sent by giving the Partnership written notice of the new address. Any notice to be given hereunder to the Partnership shall be in writing and addressed to the principal office of the Partnership, and shall be hand delivered or sent by registered or certified mail, postage prepaid, return receipt requested.

15. Amendments. This Agreement may be amended or modified only by a written instrument approved in writing by all of the Partners.

16. Binding Nature of Agreement. The provisions of this Agreement shall be binding upon the executors, administrators, legal representatives, heirs, successors and assigns of the parties hereto.

17. General Provisions.

A. This Agreement may be executed in counterparts, each one of which shall be deemed an original and all the counterparts together shall constitute one and the same Agreement.

B. The headings and captions herein are inserted solely for the purpose of convenience of reference and are not a part of and are not intended to govern, limit or aid in the construction of any term or provision hereof.

C. If any term or provision of this Agreement or the application thereof to any person or circumstance shall to any extent be invalid or unenforceable, the remainder hereof and the application of such term or provision to persons or circumstances other than those to which it is held invalid or unenforceable shall not be affected thereby.

D. This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the State of Illinois.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

GENERAL PARTNERS:

/s/ Gabriel Raviv
GABRIEL RAVIV

/s/ Dorit Raviv
DORIT RAVIV

LIMITED PARTNERS:

/s/ Gabriel Raviv
GABRIEL RAVIV

/s/ Dorit Raviv
DORIT RAVIV

/s/ Ronnie Raviv
RONNIE RAVIV

/s/ Tal Raviv
TAL RAVIV

/s/ Jonathan Raviv
JONATHAN RAVIV

FIRST AMENDMENT

TO

LIMITED PARTNERSHIP AGREEMENT

OF

THE RAVIV FAMILY LIMITED PARTNERSHIP

THIS FIRST AMENDMENT dated this 16th day of October, 2003 is to a Limited Partnership Agreement (the “Agreement”) originally made and entered into as of the 1st day of December, 2001, by and among Gabriel Raviv and Dorit Raviv (the “General Partners”) and Ronnie Raviv, Tal Raviv and Jonathan Raviv (collectively, the “Limited Partners”); together with the General Partners (collectively the “Partners”).

WHEREAS, since the date of the Agreement, the Partners have made their respective initial contributions to the capital of the Partnership and desire to amend Exhibit A in order to reflect their respective Partnership Contributions and Partnership Interests resulting from said contributions to capital; and

WHEREAS, Partners may desire to contribute additional capital to the Partnership from time to time and desire to provide guidelines in the Agreement as to the effect such additional contributions shall have upon the Partnership Interests.

NOW THEREFORE, in consideration of the foregoing and mutual covenants hereinafter set forth, the Partners agree as follows:

FIRST:

The Partners’ contributions to the capital of the Partnership and Partnership Interests are set forth opposite each Partner’s name and address on the Amended Exhibit A to the Partnership Agreement attached hereto and made a part of the Agreement.

SECOND:	The following new Paragraph D shall be added to Section 6 of the Agreement immediately following Paragraph C of Section 6, as follows:

“D. If the General Partners determine that the Partners shall contribute additional capital (“Additional Capital”) to the Partnership, the General Partners shall notify the Partners of the amount of the contribution of Additional Capital and the time within which each Partner shall contribute the Partner’s share of the Additional Capital. Each Partner shall contribute such Partner’s share of Additional Capital equal to the total Additional Capital to be contributed to the Partnership from time to time multiplied by such Partner’s percentage of Partnership Interest as set forth on the Exhibit A attached to the Agreement, as last amended. If any Partner refuses or fails to make such Partner’s share of Additional Capital within the time specified on any such notice, the General Partners shall have the power to reduce the noncontributing Partner’s Partnership Interest in relation to the contributing Partners, by such percentage deemed reasonable by the General Partners in order to fairly reflect the Partnership Interests of all the Partners based upon their aggregate contributions to the capital of the Partnership, taking into consideration the underlying value of the Partnership assets at the time of such refusal or failure.”

THIRD:	In all other respects, the Agreement as hereby amended, is ratified and affirmed.

IN WITNESS THEREOF, the Partners have executed this First Amendment to the Agreement as of the day and year first above written.

GENERAL PARTNERS:	LIMITED PARTNERS:

/s/ Gabriel Raviv	/s/ Ronnie Raviv
Gabriel Raviv	Ronnie Raviv

/s/ Dorit Raviv	/s/ Tal Raviv
Dorit Raviv	Tal Raviv

/s/ Jonathan Raviv
Jonathan Raviv

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